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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                NRG ENERGY, INC.
                           (NAME OF SUBJECT COMPANY)

                                NRG ENERGY, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  629377-10-2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JAMES J. BENDER, ESQ.
                    SENIOR VICE PRESIDENT & GENERAL COUNSEL
                                NRG ENERGY, INC.
                        901 MARQUETTE AVENUE, SUITE 2300
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 373-5300
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                        BENJAMIN F. STAPLETON, III, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
--------------------------------------------------------------------------------
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        [ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

           This Amendment No. 1 amends and supplements the Schedule 14D-9 (the "Statement") filed by NRG Energy, Inc. ("NRG"), a Delaware corporation, with the Securities and Exchange Commission on March 26, 2002. Capitalized terms used but not defined herein have the meanings given to them in such March 26, 2002 filing.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The last sentence of the second paragraph of Item 1 of the Statement is hereby amended to read in its entirety as follows:

     As of March 19, 2002, there were a maximum of 10,647,850 shares of Common Stock that may be issued pursuant to the conversion of NRG's issued and outstanding equity units and 7,215,249 shares of Common Stock underlying issued and outstanding options.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     Item 2 of the Statement is hereby amended and supplemented as follows:

     This Amendment No. 1 to the Statement relates to the exchange offer by Xcel being made pursuant to a preliminary prospectus and offer to exchange (the "Offer Document") filed on Schedule TO (the "Schedule TO") and contained in the Registration Statement on Form S-4 (the "Form S-4"), each as filed by Xcel with the Securities and Exchange Commission (the "SEC") on March 13, 2002, as amended on April 3, 2002 and as proposed to be amended on April 4, 2002, to exchange
0.50 (the "Exchange Ratio") of a share of common stock, par value $2.50 per share, of Xcel (an "Xcel Share") for each outstanding share of Common Stock validly tendered in the offer and not withdrawn, with cash to be paid in lieu of fractional shares, upon the terms and subject to the conditions set forth in the Offer Document and in the related Letter of Transmittal (which, together with any amendments or supplements to either, constitute the "Offer").

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4 of the Statement is hereby amended and supplemented as follows:

     As disclosed in the Statement as delivered to NRG's stockholders and filed with the SEC on March 26, 2002, the Special Committee was unable to make a recommendation with respect to the Offer on that date because it needed more time to assess the effect on the long-term value of NRG of the results of operations of NRG for the first two months of 2002 announced by NRG on March 26, 2002 and the impact of the announcement on the market price of Xcel Shares. The Special Committee has now had the time necessary to make this assessment and to make the recommendation with respect to the Offer that is described below, now that Xcel has increased the exchange ratio being offered from 0.4846 to 0.50.

RECOMMENDATION AND REASONS FOR RECOMMENDATION.

     Recommendation of the Special Committee. The Special Committee, at a meeting held on April 4, 2002, unanimously (i) determined that the Offer is fair to, and in the best interests of, NRG and its stockholders (other than Xcel and its affiliates) and (ii) resolved and recommended to the NRG Board that it recommend to the holders of outstanding shares of Common Stock that they accept the Offer and tender their shares of Common Stock pursuant to the Offer. In making its determination and recommendation, the Special Committee considered a number of factors, including, without limitation, the following:

     1. NRG Operating and Financial Condition. The Special Committee considered NRG's current and historical financial condition and results of operations, its prospects and strategic objectives (including the risks associated with attempting to achieve those prospects and objectives), market conditions in the independent power production and power generation industries and business conditions in the general economy.

     In particular, the Special Committee noted that the recent bankruptcy filing of Enron Corporation and the attention focused on its collapse, combined with the California energy crisis, have heightened investor concerns about the independent power production and power generation industries. As a result, stock prices for companies in these industries have fallen, their costs of credit have increased and their access to capital has been diminished. In addition, comparatively warm weather in winter 2001-2002 has negatively impacted fourth quarter 2001 results and full-year 2002 earnings-per-share estimates in these industries. Finally, NRG recorded a loss of $29 million, or approximately 14.5 cents per share, for the first two months of 2002. NRG's management has stated that such net loss is due primarily to four factors: (i) lower demand for power due to the mild winter weather experienced in the Northeast and South Central regions of the United States; (ii) merchant power prices that are significantly below prices for the last several years; (iii) increasing financing costs associated with acquisitions made by NRG in the past few months; and (iv) increasing financing costs associated with NRG's desire to provide added liquidity at the request of independent rating agencies. While not dispositive of NRG's value on a long-term basis, these two-month results indicate that NRG's net income for 2002 likely will fall materially short of NRG management's originally projected net income for fiscal 2002. The Special Committee determined that if the Offer and the Merger were not consummated, NRG would continue to experience significant operating and financial pressures within the independent power production and power generation industries and that NRG would be better able to realize additional value and growth as a subsidiary of Xcel because of Xcel's stronger balance sheet and access to less costly capital.

     2. Feasibility of NRG's Stand-Alone 2002 Financing Plan. The Special Committee considered NRG management's stand-alone 2002 financing plan. According to its management, NRG would need to raise at least $700 million in 2002 to fund committed capital expenditures and maintain investment-grade credit ratings if the Offer and the Merger were not consummated. Any equity issuance to raise funds would be materially dilutive to future earnings per share of Common Stock held by NRG's current public stockholders, and a sale of assets to raise funds could be difficult in the current market environment. Moreover, if NRG increased its existing debt levels to raise funds, the possibility of a credit rating downgrade, which is discussed below, would be increased.

     3. Possibility of NRG Credit Rating Downgrade. The Special Committee considered the potential impact of a downgrade of NRG's credit rating by independent rating agencies, which the Special Committee believes is much more likely if the Offer and the Merger are not consummated. Moody's Investors Service placed NRG's credit rating on review for a potential downgrade in December 2001. If either Moody's Investors Service or Standard & Poor's downgrades NRG's credit rating to below investment-grade, the terms of NRG's existing financing arrangements would require the posting of approximately $1 billion in letters of credit or cash collateral within five to 30 days of the downgrade, which would significantly further diminish NRG's access to capital and reduce its available liquidity.

     4. Opinion of Credit Suisse First Boston Corporation. The Special Committee considered the opinion of Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), dated April 4, 2002, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Common Stock (other than Xcel and its affiliates). The full text of Credit Suisse First Boston's written opinion, dated April 4, 2002, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Credit Suisse First Boston, is attached hereto as Annex A and is incorporated herein by reference. Credit Suisse First Boston's opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Common Stock (other than Xcel and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock pursuant to the Offer. HOLDERS OF COMMON STOCK ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

     In rendering its opinion, Credit Suisse First Boston performed various financial analyses typically performed in transactions similar to the Offer, including the financial analyses summarized below. In performing these financial analyses, estimated financial data for NRG and Xcel were based on internal estimates of the managements of NRG and Xcel, respectively.

     Credit Suisse First Boston (i) performed a discounted cash flow analysis of Xcel in order to calculate the estimated present value of the levered and unlevered, after-tax free cash flows that Xcel could generate over calendar years 2002 through 2005 and (ii) compared certain financial and stock market data of Xcel to corresponding data of selected publicly traded integrated utilities. Based on these valuation methodologies, Credit Suisse First Boston derived an aggregate implied equity reference range for Xcel of $23.00 to $29.00 per share (the "Xcel Reference Range").

     Credit Suisse First Boston also (i) performed a discounted cash flow analysis of NRG in order to calculate the estimated present value of the levered and unlevered, after-tax free cash flows that NRG could generate over calendar years 2002 through 2011, which indicated an implied equity reference range for NRG of approximately $9.54 to $16.60 per share and implied, utilizing the Xcel Reference Range, an approximate exchange ratio reference range of 0.3290x to 0.7217x, and, assuming certain reduced plant development activity for NRG, indicated an implied equity reference range for NRG of approximately $8.28 to $14.62 and implied, utilizing the Xcel Reference Range, an approximate exchange ratio reference range of 0.2855x to 0.6357x, (ii) compared certain financial and stock market data of NRG to corresponding data of selected publicly traded independent power producers ("IPPs"), which indicated an implied equity reference range for NRG of approximately $8.03 to $11.60 per share and implied, utilizing the Xcel Reference Range, an approximate exchange ratio reference range of 0.2769x to 0.5043x, and (iii) reviewed the financial terms of selected merger and acquisition transactions in the IPP industry based on publicly available information, which indicated an implied equity reference range for NRG of approximately $7.34 to $13.27 per share and implied, utilizing the Xcel Reference Range, an approximate exchange ratio reference range of 0.2531x to 0.5770x.

     In addition, Credit Suisse First Boston considered other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

     5. Premium to Market Price. The Special Committee considered the relationship of the per-share Common Stock price implied by the Exchange Ratio, based on the closing prices of the Common Stock and the Xcel Shares on the NYSE on April 3, 2002, the last full trading day before the date of the meeting at which the Special Committee determined to make its recommendation regarding the Offer (the "Implied Value"), to the historical market prices of the Common Stock. The Implied Value represents a premium of 28.6% over the $10.00 per share of Common Stock closing price on February 14, 2002, the day before Xcel's public announcement of its plans to commence an exchange offer to acquire all of the outstanding publicly held shares of NRG (the "Announcement"), a premium of 13.0% over the average trading price of $11.38 per share of Common Stock for the twenty trading days preceding the date of the Announcement, a discount of 19.6% from the average trading price of $15.99 per share of Common Stock for the six months preceding the date of the Announcement and a discount of 65.9% from the high trading price of $37.70 per share of Common Stock for the fifty-two weeks ending the day before the date of the Announcement.

     The Special Committee noted that the pre-Announcement fifty-two week high of $37.70 in the trading price for shares of Common Stock occurred over a year ago, on March 30, 2001, before downturns in the independent power production and power generation industries and in the U.S. economy as a whole became apparent and before Moody's Investors Service placed NRG's credit rating on review for a potential downgrade in December 2001. The Special Committee also noted that the average trading price of $15.99 per share of Common Stock for the six months preceding the date of the Announcement did not fully reflect the effects of the Moody's Investor Service announcement on NRG's stock price.

     The Special Committee also considered the effect that a withdrawal of, or the failure to complete successfully, the Offer would have on the trading price of shares of Common Stock, and concluded that the trading price would likely decline substantially, at least in the short term, and the Special Committee determined that there was significant uncertainty as to when shares of Common Stock might again trade above the Implied Value.

     6. Arm's-Length Negotiations. Before determining to recommend the Exchange Ratio to the NRG Board and NRG's stockholders, the Special Committee and its advisors negotiated an increase in the exchange ratio with Xcel and its advisors. Over the course of the negotiations, the exchange ratio offered by Xcel was increased by approximately 3.2%, from the 0.4846 of an Xcel Share per share of Common Stock offered on the date the Offer was commenced to the Exchange Ratio of 0.50 of an Xcel Share per share of Common Stock. In addition, the Offer had an Implied Value of $11.50 on February 15, 2002, the date of the Announcement, based on the closing trading price per Xcel Share of $23.73 on February 14, 2002. On April 3, 2002, the closing trading price per Xcel Share had increased to $25.72, giving the Offer an implied value based on the original exchange ratio of $12.46. Based on the finally negotiated Exchange Ratio, the Offer has an

Implied Value of $12.86. In the Special Committee's judgment, based on the negotiations that had taken place, the Exchange Ratio represented the highest price obtainable from Xcel.

     7. Strategic Alternatives. The Special Committee considered that Xcel currently owns approximately 74.3% of the equity and 96.7% of the voting power of NRG. The Offer Document states that Xcel does not intend to sell or otherwise dispose of its shares of Class A Common Stock, regardless of the outcome of the Offer. The Special Committee therefore determined that pursuing strategic alternatives would not be possible.

     8. Timing of Completion. The Special Committee considered the anticipated timing of the Offer and the Merger and noted that stockholders who tender their shares of Common Stock in the Offer may, depending on the timing of the SEC approval condition to the Offer, receive the consideration for their shares sooner than they would have had Xcel pursued only a merger transaction. The Special Committee also noted that, if the Minimum Condition is met, the Merger will be consummated without a stockholder vote and all holders of Common Stock may receive the consideration for their shares sooner than they would have had NRG pursued only a merger transaction.

     9. Tax-Free Exchange. The Special Committee considered that, in the opinion of counsel to Xcel, the exchange of shares of Common Stock for Xcel Shares in the Offer and the Merger is expected to be treated, for purposes of U.S. income tax, as a tax-free exchange for NRG's stockholders (except for cash received in lieu of fractional Xcel Shares).

     10. Ability of NRG's Current Public Stockholders to Participate in Future Value of NRG. The Special Committee considered the fact that, if the Offer and Merger are consummated, NRG, as a wholly owned subsidiary of Xcel, is expected to continue to be a significant contributor to the earnings of Xcel. NRG stockholders who retain the Xcel Shares received in exchange for their shares of Common Stock therefore will have the opportunity to continue to participate in any growth in the future value of NRG for as long as they hold Xcel Shares.

     11. Majority of Minority Minimum Condition. The Special Committee considered the fact that the Offer is conditioned on approximately 61% of the presently outstanding shares of Common Stock being validly tendered in the Offer. Xcel has stated in the Offer Document that this condition will not be waived. Thus, the holders of less than a majority of the outstanding shares of Common Stock have the ability to prevent the consummation of the Offer and the Merger.

     12. Appraisal Rights. The Special Committee considered the fact that, if the Offer and Merger are consummated, stockholders who do not tender their shares of Common Stock pursuant to the Offer will have the right to demand appraisal of the fair value of their shares under the DGCL, as described in the Statement under Item 8, "Additional Information -- Appraisal Rights".

     13. Possible Conflicts of Interest. Finally, the Special Committee considered the possible conflicts of interest of certain directors and members of management of both NRG and Xcel discussed in Item 3 of the Statement, "Past Contacts, Transactions, Negotiations and Agreements".

     After considering all of the factors set forth above, the Special Committee unanimously (i) determined that the Offer is fair to, and in the best interests of, NRG and its stockholders (other than Xcel and its affiliates) and (ii) resolved and recommended to the NRG Board that it recommend to the holders of outstanding shares of Common Stock that they accept the Offer and tender their shares of Common Stock pursuant to the Offer.

     The Special Committee relied on NRG's management to provide it and its advisors with accurate and complete financial information, projections, assumptions and other information, and did not independently verify the accuracy or completeness of the information provided. The Special Committee believed that it and its advisors' reliance on the financial information, projections, assumptions and other information provided by NRG's management was reasonable.

     Recommendation of the NRG Board. The NRG Board, at a meeting held on April 4, 2002 and based on the recommendation of the Special Committee, by unanimous decision of the directors present and voting, (i) determined that the Offer is fair to, and in the best interests of, NRG and its stockholders (other than Xcel and its affiliates) and (ii) resolved and recommended to the holders of outstanding shares of Common Stock that they accept the Offer and tender their shares of Common Stock pursuant to the Offer. Present at the Meeting were Luella Goldberg, Pierson Grieve and William Hodder (the members of the Special Committee), as well as David Peterson and Richard Kelly. Messrs. Peterson and Kelly abstained from voting on the matter, and the others voted in favor.

     In reaching its determinations, the NRG Board considered the following factors, each of which, in the view of the NRG Board, supported such determinations: (i) the conclusion and recommendation of the Special Committee;
(ii) the factors referred to above as having been taken into account by the Special Committee; and (iii) the fact that the Exchange Ratio was the result of arm's-length negotiations between the Special Committee and Xcel.

     The NRG Board, including the members of the Special Committee, believes that the Offer is procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed to represent the interests of NRG's stockholders (other than Xcel and its affiliates); (ii) the Special Committee retained and was advised by Sullivan & Cromwell, its own independent legal counsel; (iii) the Special Committee retained and was advised by Credit Suisse First Boston, its own independent financial advisor; (iv) the Special Committee thoroughly evaluated the Offer; and (v) the Exchange Ratio resulted from arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Xcel, on the other hand.

     Neither the Special Committee nor the NRG Board considered the liquidation of NRG's assets because of Xcel's stated intentions with regard to its ownership interest in NRG. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer.

     In view of the wide variety of factors considered in connection with their evaluation of the Offer, neither the Special Committee nor the NRG Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations. In addition, each director may have weighted the various factors differently. The Special Committee also discussed at great length the factors described above and asked numerous questions of its financial and legal advisors before reaching the conclusion and making the recommendation set forth above.

     The foregoing discussion of the information and factors considered by the Special Committee and the NRG Board is not intended to be exhaustive, but includes all of the material factors considered by the Special Committee and the NRG Board.

INTENT TO TENDER.

     Except as set forth below, after reasonable inquiry and to the best of NRG's knowledge, each executive officer, director, affiliate (other than Xcel) and subsidiary of NRG currently intends to tender all shares of Common Stock held of record or beneficially owned by such person or entity to Xcel in the Offer.

     Wayne Brunetti, James Howard, Edward McIntyre, Richard Kelly, Gary Johnson (each an NRG director), Mark Hart (Senior Vice President, NRG, and President, NRG Europe and Latin America) and Renee Sass (Vice President, Strategic Planning and Portfolio Assessment) have indicated that they intend to hold their shares of Common Stock during the Offer.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8 of the Statement is hereby amended and supplemented as follows:

     Litigation. For a description of the stockholder litigation with respect to the Offer, please see "Additional Information" in the Offer Document, as amended on April 4, 2002.

ITEM 9.  EXHIBITS.

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   1.     Letter to Stockholders of NRG, dated March 26, 2002.*
   2.     Press Release, dated March 26, 2002.*
   3.     Press Release, dated March 26, 2002.*
   4.     Excerpts from Proxy Statement for 2001 Annual Meeting of
          Stockholders of NRG, dated April 26, 2001.*
   5.     Form of NRG Executive Officer and Key Personnel Severance
          Plan (incorporated by reference to NRG's Quarterly Report on
          Form 10-Q for the quarter ended June 30, 2001).*
   6.     Opinion of Credit Suisse First Boston Corporation, dated
          April 4, 2002 (included as Annex A hereto).
   7.     Letter to Stockholders of NRG, dated April 4, 2002.
   8.     Press Release, dated April 4, 2002.

------------------------
* Previously filed

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 4, 2002

                                          NRG ENERGY, INC.

                                          By: /s/ James J. Bender
                                            ------------------------------------
                                            Name: James J. Bender
                                            Title: Senior Vice President &
                                              General Counsel

                                                                         ANNEX A

              [CREDIT SUISSE FIRST BOSTON CORPORATION LETTERHEAD]

April 4, 2002

The Special Committee of the Board of Directors
NRG Energy, Inc.
901 Marquette Avenue, Suite 2300
Minneapolis, Minnesota 55402

The Special Committee of the Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock of NRG Energy, Inc. ("NRG") (other than Xcel Energy Inc. ("Xcel") and its affiliates) of the Exchange Ratio (as defined below) provided for in the Offer (as defined below) by NRG Acquisition Company LLC, a wholly owned subsidiary of Xcel ("Sub"). Representatives of NRG have advised us that Xcel intends to amend its Offer to Exchange/Prospectus, dated March 13, 2002 (the "Offer to Exchange"), which forms part of the Registration Statement on Form S-4, to provide that, upon the terms and subject to the conditions set forth in the Offer to Exchange, Sub will offer (the "Offer") to exchange 0.50 (the "Exchange Ratio") of a share of common stock, par value $2.50 per share, of Xcel ("Xcel Common Stock") for each outstanding share of common stock, par value $0.01 per share, of NRG ("NRG Common Stock"). The Offer to Exchange further provides that, following consummation of the Offer, a merger of NRG into Sub (the "Merger" and, together with the Offer, the "Transaction") will be effected pursuant to which each remaining outstanding share of NRG Common Stock will be converted into the right to receive a fraction of a share of Xcel Common Stock equal to the Exchange Ratio.

In arriving at our opinion, we have reviewed the Offer to Exchange and the amendments thereto, NRG's Solicitation/Recommendation Statement on Schedule 14D-9, dated March 26, 2002, and certain publicly available business and financial information relating to NRG and Xcel. We also have reviewed certain other information relating to NRG and Xcel, including financial forecasts, provided to or discussed with us by the managements of NRG and Xcel, and have met with the managements of NRG and Xcel to discuss the businesses and prospects of NRG and Xcel. We have considered certain financial and stock market data of NRG and Xcel, and we have compared those data with similar data for other publicly held companies in businesses similar to those of NRG and Xcel, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been announced or effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts relating to NRG and Xcel, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of NRG and Xcel as to the future financial performance of NRG and Xcel. We also have assumed, with your consent, that the

[CREDIT SUISSE FIRST BOSTON LOGO]

   The Special Committee of the Board of Directors
   NRG Energy, Inc.
   April 4, 2002
   Page 2

Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, and that the Transaction will be treated as a tax-free reorganization for federal income tax purposes. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NRG or Xcel, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of the Xcel Common Stock actually will be when issued pursuant to the Transaction or the prices at which the Xcel Common Stock will trade at any time. In connection with our engagement, we were not requested to solicit indications of interest from, and did not hold discussions with, third parties regarding the possible acquisition of all or a part of NRG. Our opinion does not address the relative merits of the Offer as compared to other business strategies that might be available to NRG or the effect of any other transaction in which NRG might engage.

We have acted as financial advisor to the Special Committee in connection with the Offer and will receive a fee for our services. We and our affiliates have in the past provided and are currently providing credit to NRG under various credit facilities, for which we have received, and expect to receive, compensation. In the ordinary course of business, we and our affiliates may hold or actively trade the securities of NRG, Xcel and their respective affiliates for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Special Committee in connection with its evaluation of the Offer and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of NRG Common Stock pursuant to the Offer or with respect to how any such stockholder should vote or act on any other matter relating to the Transaction, including the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of NRG Common Stock (other than Xcel and its affiliates).

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   1.     Letter to Stockholders of NRG, dated March 26, 2002.*
   2.     Press Release, dated March 26, 2002.*
   3.     Press Release, dated March 26, 2002.*
   4.     Excerpts from Proxy Statement for 2001 Annual Meeting of
          Stockholders of NRG, dated April 26, 2001.*
   5.     Form of NRG Executive Officer and Key Personnel Severance
          Plan (incorporated by reference to NRG's Quarterly Report on
          Form 10-Q for the quarter ended June 30, 2001).*
   6.     Opinion of Credit Suisse First Boston Corporation, dated
          April 4, 2002 (included as Annex A hereto).
   7.     Letter to Stockholders of NRG, dated April 4, 2002.
   8.     Press Release, dated April 4, 2002.

------------------------

* Previously filed